Filed Pursuant to Rule 424(b)(3)
                         Registration No.s 333-133565, 333-129939 and 333-123216

                              PROSPECTUS SUPPLEMENT
                                    Number 2
                                       to
                          Prospectus dated May 22, 2006
                                       of
                            CAPITAL GOLD CORPORATION

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------

This prospectus supplement no. 2 supplements the information provided in our prospectus dated May 22, 2006 and supplement no. 1 dated June 19, 2006. This prospectus supplement should be read in conjunction with that Prospectus, which is to be delivered with this prospectus supplement.

           The date of this Prospectus Supplement is August 16, 2006.

Project Finance Credit Facility

      On August 15, 2006, we entered into a credit agreement (the "Credit Agreement") involving our wholly-owned subsidiaries Minera Santa Rita S. de R.L. de C.V. ("MSR") and Oro de Altar S. de R.L. de C.V. ("Oro"), as borrowers, us, as guarantor, and Standard Bank PLC ("Standard Bank"), as the lender and the offshore account holder. Under the Credit Agreement, MSR and Oro have agreed to borrow money in an aggregate principal amount of up to US$12.5 million (the "Loan") for the purpose of constructing, developing and operating the El Chanate gold mining project in Sonora State, Mexico (the "Mine"). We are guaranteeing the repayment of the loan and the performance of the obligations under the Credit Agreement. The Loan is scheduled to be repaid in fourteen quarterly payments with the first principal payment due after certain Mine start-up production and performance criteria are satisfied, which we believe will occur in the first calendar quarter of 2008. The Loan bears interest at LIBOR plus 4.00%, with LIBOR interest periods of 1, 2, 3 or 6 months and with interest payable at the end of the applicable interest period.

      The Credit Agreement contains covenants customary for a project financing loan, including but not limited to restrictions (subject to certain exceptions) on incurring additional debt, creating liens on our property, disposing of any assets, merging with other companies and making any investments. We are required to meet and maintain certain financial covenants, including (i) a debt service coverage ratio of not less than 1.2 to 1.0, (ii) a projected debt service coverage ratio of not less than 1.2 to 1.0, (iii) a loan life coverage ratio of at least 1.6 to 1.0, (iv) a project life coverage ratio of at least 2.0 to 1.0 and (v) a minimum reserve tail. We are also required to maintain a certain minimum level of unrestricted cash, and upon meeting certain Mine start-up production and performance criteria, MSR and Oro will be required to maintain a specified amount of cash as a reserve for debt repayment.

      The Loan will be secured by all of the tangible and intangible assets and property owned by MSR and Oro pursuant to the terms of a Mortgage Agreement, a Non-Possessory Pledge Agreement, an Account Pledge Agreement and certain other agreements to be entered into in Mexico (the "Mexican Collateral Documents"). MSR and Oro will not be able to borrow under the Credit Agreement until the Mexican Collateral Documents have been formalized under Mexican law. As additional collateral for the Loan, we, together with our subsidiary, Leadville Mining & Milling Holding Corporation, will pledge all of our ownership interest in MSR and Oro. In addition to these collateral arrangements, MSR and Oro will be required to deposit all proceeds of the Loan and all cash proceeds received from operations and other sources in an offshore, controlled account with Standard Bank. Absent a default under the loan documents, MSR and Oro may use the funds from this account for specific purposes such as approved project costs and operating costs.

      As part of the fee for entering into and closing the Credit Agreement, we have issued to Standard Bank 1,150,000 shares of our restricted common stock and a warrant for the purchase of 12,600,000 shares of our common stock at an exercise price of $0.317 per share, expiring on the earlier of (a) December 31, 2010 or (b) the date one year after the repayment of the Credit Agreement. We have agreed to register for resale the foregoing shares and shares issuable upon exercise of the warrant.

      Rights Agreement

      On August 14, 2006, our Board of Directors declared a dividend (the "Dividend") of one Series B common share purchase right (a "Right") for each outstanding share of common stock, par value $.0001 per share. The Dividend is payable to holders of record on August 14, 2006. In connection with the Dividend, we entered into a Rights Agreement with American Stock Transfer & Trust Company as Rights Agent (the "Rights Agreement"), specifying the terms of the Rights.


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

      The Rights will impose a significant penalty upon any person or group that acquires beneficial ownership of 20% or more of our company's outstanding common stock without the prior approval of the Board. The Rights Agreement provides an exemption for any person who is, as of August 15, 2006, the beneficial owner of 20% or more of our outstanding common stock, so long as such person does not, subject to certain exceptions, acquire additional shares of our common stock after that date. The Rights Agreement will not interfere with any merger or other business combination approved by the Board.

      The following is a summary of the terms of the Rights Agreement.

      The Rights. The Rights will initially trade with, and will be inseparable from, our existing common stock. The Rights are evidenced only by certificates that represent shares of existing common stock. New Rights will accompany any new shares of common stock we issue until the Distribution Date described below.

      Exercise Price. Each Right will allow its holder to purchase from us one one-thousandth of a share of Series B Common Stock (a "Series B Share") for $3.00 once the Rights become exercisable. This portion of a Series B Share will give the stockholder dividend and liquidation rights that are senior, but generally similar, to those carried by one share of common stock, and one one-thousandth of the voting rights of one share of common stock. Prior to exercise, the Right does not give its holder any dividend, voting or liquidation rights.

      Exercisability. The Rights will not be exercisable until

            o 10 days after the public announcement that a person or group has become an "Acquiring Person" by obtaining beneficial ownership of 20% or more of our existing common stock, or, if earlier,

            o 10 business days (or a later date determined by the Board before any person or group becomes an Acquiring Person) after a person or group begins a tender or exchange offer which, if completed, would result in that person or group becoming an Acquiring Person.

      The date when the Rights become exercisable is referred to as the "Distribution Date." Until that date, the common stock certificates will also evidence the Rights, and any transfer of shares of common stock will constitute a transfer of Rights. After that date, the Rights will separate from the common stock and be evidenced by book-entry credits or by Rights certificates that we will mail to all eligible holders of common stock. Any Rights held by an Acquiring Person are void and may not be exercised.

      Consequences Of A Person Or Group Becoming An Acquiring Person.

            o Flip In. If a person or group becomes an Acquiring Person, all holders of Rights except the Acquiring Person may, for $3.00, purchase shares of our common stock with a market value of $6.00, based on the market price of the common stock prior to such acquisition.

            o Flip Over. If we are later acquired in a merger or similar transaction after the Distribution Date, all holders of Rights except the Acquiring Person may, for $3.00, purchase shares of the acquiring corporation with a market value of $6.00, based on the market price of the acquiring corporation's stock prior to such merger.


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

      Series B Share Provisions. Each one one-thousandth of a Series B Share, if issued:

            o     will not be redeemable;

            o will entitle holders to quarterly dividend payments of $0.001 per each one-thousandth of a Series B Share, or an amount equal to the dividend paid on one share of our existing common stock, whichever is greater;

            o will entitle holders upon liquidation either to receive $1.00 per one-thousandth of a Series B Share or an amount equal to the payment made on one share of our existing common stock, whichever is greater;

            o will have one one-thousandth of the voting power of one share of our existing common stock;

            o if shares of our existing common stock are exchanged via merger, consolidation, or a similar transaction, will entitle holders to a per share payment equal to the payment made on one share of such common stock.

The value of one one-thousandth of a Series B Share should be roughly approximate to the value of one share of our existing common stock.

      Expiration. The Rights will expire on August 15, 2016.

      Redemption. The Board may redeem the Rights for $0.001 per Right at any time before any person or group becomes an Acquiring Person. If the Board redeems any Rights, it must redeem all of the Rights. Once the Rights are redeemed, the only right of the holders of Rights will be to receive the redemption price of $0.001 per Right. The redemption price will be adjusted if we effect a stock split or a dividend of common stock.

      Exchange. After a person or group becomes an Acquiring Person, but before an Acquiring Person owns 50% or more of our outstanding common stock, the Board of Directors may extinguish the Rights by exchanging one share of the existing common stock or an equivalent security for each Right, other than Rights held by the Acquiring Person.

      Anti-Dilution Provisions. The Board of Directors may adjust the purchase price of the Series B Shares, the number of Series B Shares issuable and the number of outstanding Rights to prevent dilution that may occur from a stock dividend, a stock split, a reclassification of the Series B Shares or common stock. No adjustments to the exercise price of less than 1% will be made.

      Amendments. The terms of the Rights Agreement may be amended by the Board of Directors without the consent of the holders of the Rights. After a person or group becomes an Acquiring Person, the Board of Directors may not amend the agreement in a way that adversely affects holders of the Rights.

      Stockholder Approval. The Rights Agreement is effective immediately, but will be terminated unless approved by a majority of our stockholders at a meeting held on or prior to February 4, 2007, and any other applicable stockholder ratification requirements of the Toronto Stock Exchange are satisfied at such meeting.


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

      By-Law Revisions

      On August 14, 2006, the Board effected certain amendments to our bylaws. The amendments:

            o eliminate the ability of holders of 10% or more of our common stock to cause us to call a special stockholders' meeting;

            o require stockholders that seek to bring business before a meeting of stockholders, including nominations of candidates for election as directors, to provide notice of such business to us, and certain other information, within a specified period prior to the meeting;

            o authorize the Board of Directors to determine the record date applicable to any proposed stockholder action to be taken by written consent without a meeting, and require us to appoint an independent inspector to the review the validity and sufficiency of any consents received in connection with any such proposed action; and

            o amend and restate the provisions of the bylaws relating to indemnification, in particular by specifying certain procedural aspects of any claim for indemnification and making clear that our directors and officers may be entitled to the advancement of expenses with respect to any proceeding where indemnification may be sought, subject to the requirements of applicable law.

Amendment of Mining Contract

      On August 2, 2006, we amended the November 24, 2005 Mining Contract between our subsidiary, Minera Santa Rita S.A. de C.V. ("MSR"), and Sinergia Obras Civiles y Mineras, S.A. de C.V. ("Sinergia"). Pursuant to the amendment, MSR's right to deliver the Notice to Proceed to Sinergia is extended to November 1, 2006. Provided that this Notice is delivered to Sinergia on or before that date, with a specified date of commencement of the Work (as defined in the contract) not later than February 1, 2007, the mining rates set forth in Appendix A of the contract still apply; subject to adjustment for the rate of inflation between September 23, 2005 and the date of commencement of the Work. We also agreed to advance $200,000 of the $520,000 payable when the Work commences under Section 5.8 of the contract.

Employment Agreements

      Effective July 31, 2006, the last day of our fiscal year, we entered into employment agreements with the following executive officers: Gifford A. Dieterle, our President and Treasurer, Roger A. Newell, our Vice President of Development, Jack V. Everett, our Vice President of Exploration, and Jeffrey W. Pritchard, our Vice President of Investor Relations.

      The agreements run for a period of three years and automatically renew for successive one-year periods unless we or the executive provides the other party with written notice of our or his intent not to renew at least 30 days prior to the expiration of the then current employment period.

      Mr. Dieterle is entitled to a base annual salary of at least $180,000 and each of the other executives is entitled to a base annual salary of at least $120,000. Each executive is entitled to a bonus or salary increase in the sole discretion of our board of directors. In addition, each of the executives received two year options to purchase an aggregate of 250,000 shares of our common stock at an exercise price of $0.32 per share (the closing price on July 31, 2006).


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

      We have the right to terminate any executive's employment for cause or on 30 days' prior written notice without cause or in the event of the executive's disability (as defined in the agreements). The agreements automatically terminate upon an executive's death. "Cause" is defined in the agreements as (1) a failure or refusal to perform the services required under the agreement; (2) a material breach by executive of any of the terms of the agreement; or (3) executive's conviction of a crime that either results in imprisonment or involves embezzlement, dishonesty, or activities injurious to us or our reputation. In the event that we terminate an executive's employment without cause or due to the disability of the executive, the executive will be entitled to a lump sum severance payment equal to one month's salary, in the case of termination for disability, and up to 12 month's salary (depending upon years of service), in the case of termination without cause.

      Each executive has the right to terminate his employment agreement on 60 days' prior written notice or, in the event of a material breach by us of any of the terms of the agreement, upon 30 days' prior written notice. In the event of a claim of material breach by us of the agreement, the executive must specify the breach and our failure to either (i) cure or diligently commence to cure the breach within the 30 day notice period, or (ii) dispute in good faith the existence of the material breach. In the event that an agreement terminates due to our breach, the executive is entitled to severance payments in equal monthly installments beginning in the month following the executive's termination equal to three month' salary plus one additional month's salary for each year of service to us. Severance payments cannot exceed 12 month's salary.

      In conjunction with the employment agreements, our board of directors deeming it essential to the best interests of our stockholders to foster the continuous engagement of key management personnel and recognizing that, as is the case with many publicly held corporations, a change of control might occur and that such possibility, and the uncertainty and questions which it might raise among management, might result in the departure or distraction of management personnel to the detriment of our company and our stockholders, determined to reinforce and encourage the continued attention and dedication of members of our management to their engagement without distraction in the face of potentially disturbing circumstances arising from the possibility of a change in control of our company, we entered into identical agreements regarding change in control with the executives. Each of the agreements regarding change in control continues through December 31, 2009 and extends automatically to the third anniversary thereof unless we give notice to the executive prior to the date of such extension that the agreement term will not be extended. Notwithstanding the foregoing, if a change in control occurs during the term of the agreements, the term of the agreements will continue through the second anniversary of the date on which the change in control occurred. Each of the agreements entitles the executive to change of control benefits, as defined in the agreements and summarized below, upon his termination of employment with us during a potential change in control, as defined in the agreements, or after a change in control, as defined in the agreements, when his termination is caused (1) by us for any reason other than permanent disability or cause, as defined in the agreement (2) by the executive for good reason as defined in the agreements or, (3) by the executive for any reason during the 30 day period commencing on the first date which is six months after the date of the change in control. Each executive would receive a lump sum cash payment of three times his base salary and outplacement benefits. Each agreement also provides that the executive is entitled to a payment to make him whole for any federal excise tax imposed on change of control or severance payments received by him.


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